Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Seven Oaks Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated October 20, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Seven Oaks Acquisition Corp. as of October 13, 2020 and for the period from September 23, 2020 (inception) through October 13, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251062), of Seven Oaks Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

December 17, 2020